SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release that is being issued by Philippine Long Distance Telephone Company, entitled “SPI, Subsidiary of ePLDT, Acquires 100% of CyMed, Inc.”	6

Exhibit 1

August 11, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “SPI, Subsidiary of ePLDT, Acquires 100% of CyMed, Inc.” ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

August 11, 2006

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “SPI, Subsidiary of ePLDT, Acquires 100% of CyMed, Inc.” ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  August 11, 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

Attached hereto is a copy of a press release entitled “SPI, Subsidiary of ePLDT, Acquires 100% of CyMed, Inc.” ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: August 11, 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Exhibit1

Press Release

SPI, SUBSIDIARY OF ePLDT, ACQUIRES 100% OF CYMED, INC.

POSITIONS GROUP AS THE 3th LARGEST MEDICAL TRANSCRIPTION COMPANY

IN THE US

August 11, 2006, Makati City, Manila, Philippines: The Philippine Long Distance Telephone Company (PLDT; NYSE : PHI; PSE : TEL) announced today that its wholly-owned subsidiary, ePLDT, Inc. (“ePLDT”), through SPI Technologies, Inc. (“SPi”), has acquired 100% of CyMed, Inc (“CyMed”) for an aggregate purchase price of US$ 35 million inclusive of certain debt obligations.

ePLDT is the Information and Communications Technology arm of the PLDT Group. SPi is the wholly-owned subsidiary of ePLDT engaged in business process outsourcing (“BPO”). Its business units include publishing, legal and healthcare. CyMed currently provides medical transcription (“MT”) services for more than 400 healthcare systems across 49 states (all but Alaska) and has been recognized by numerous industry and community associations for superior business operations and profitable growth.

The acquisition immediately positions SPi as the third largest company in the outsourced medical transcription industry. Ernest L. Cu, President and CEO of SPi said, “The CyMed acquisition makes us fairly unique in the marketplace with a balanced and deep pool of talent across our Centers of Excellence in the US, Philippines and India. CyMed’s significant US presence will further strengthen our ability to deliver high quality, high volume transcription services around the clock, around the globe.”

“The management team of CyMed is equally pleased with the business combination,” stated Robert Lynch, President and CEO of CyMed. “We have worked with SPi before and their focus on quality and customer service is truly impressive. They can deliver consistently on turn around time and quality regardless of location. We are very comfortable with this sale because we know that our customers will continue to receive the high level of service that they expect.”

Dave Woodrow, President and COO of SPi’s Healthcare division, will lead the combined SPi-CyMed group. Robert Lynch will join the SPi senior management team, but his position has yet to be announced.

“The addition of CyMed into SPi will accelerate SPi Healthcare’s path to profitability and better leverage its fixed costs across more customers. It will strengthen our participation in the growing medical transcription industry which analysts forecast to grow 16% per year, from $2.6 billion in 2005 to $4.2 billion in 2008.” said Ray C. Espinosa, President and CEO of ePLDT.

Page 5 of 6

Exhibit 1

CyMed Profile

CyMed is a leading medical transcription company based in Richmond, Virginia. It provides MT services and technology products through proprietary processes based on Six Sigma quality management principles. The company currently serves over 400 healthcare systems, independent hospitals, and government-affiliated clinics across the United States. CyMed employs 650 US-based staff members and has offices in Virginia, Tennessee and Ohio.

CyMed generated US$ 19.6 million in Revenues in 2005 and Net Income of US$ .824 million (unaudited).

SPI Profile

SPi, a wholly-owned subsidiary of ePLDT, is a leading full-service BPO provider with offices and facilities across North America, Europe, and Asia. Together with ePLDT’s Ventus Group, the company has 11,000 employees delivering on a wide range of call center and knowledge-based outsourcing solutions to diversified markets, including financial services, healthcare, legal and publishing. SPi consistently improves operating efficiency, lowers costs and helps to strengthen the competitive position of more than 150 customers.

ePLDT Profile

ePLDT, Inc., a wholly-owned subsidiary of telecommunications giant Philippine Long Distance Telephone Company is an information and communications technology company providing enabling infrastructure and services focusing on next-generation communications, connectivity and content to corporate clients and consumers.

*********

CONTACT:

Ray C. Espinosa President ePLDT, Inc. 5F LV Locsin Building, Makati Avenue, Makati City Tel: +63 2 8936618 Fax: +63 2 8150617 rcespinosa@epldt.com	Anna V. Bengzon Head, Investor Relations PLDT 12F Ramon Cojuangco Building Makati Avenue, Makati City Tel: +63 2 8168024 Fax: +63 2 8107138 avbengzon@pldt.com.ph

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 11, 2006